April 9, 2019

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc.
1455 Market Street, 4th Floor
San Francisco, CA 94103

       Re: Uber Technologies, Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted March 12, 2019
           CIK No. 0001543151

Dear Mr. Khosrowshahi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted March 25, 2019

Prospectus Summary
Non-GAAP Financial Measure, page 20

1. We note your exclusion of "non-routine legal, tax, and regulator reserves and settlements"
       in your Adjusted EBITDA reconciliation on page 22. Revise to remove the reference to adjustments as "non-routine" throughout your draft registration statement, as these items recurred within the prior two years (2017 and 2018) and were material to Adjusted
       EBITDA. Please refer to Question 102.03 of the Non-GAAP Compliance and Disclosure
       Interpretations.
 Dara Khosrowshahi
FirstName LastNameDara Khosrowshahi
Uber Technologies, Inc.
Comapany NameUber Technologies, Inc.
April 9, 2019
April 2 2019 Page 2
Page 9,
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2016, 2017 and 2018, page 107

2. On page 108, you disclose the increase in Gross Bookings and Revenue on a constant currency basis. Please explain why this disclosure was not provided for your material expense line items and why it was not provided for the comparative period of 2016 to
         2017.
Foreign Currency Risk, page 139

3. You disclose a hypothetical 10% net change in foreign exchange rates compared to the
         U.S. dollar would have increased or decreased your revenue by approximately $504M in
         2018. Explain why you provided this analysis to express the impact on revenue instead of the potential loss in future earnings as required by Item 305(a)(ii)(A) of Regulation S-K.
         Please revise your disclosures as necessary.
Notes to Consolidated Financial Statements
Note 3 - Financial Instruments
Assets Measured on a Recurring Basis, page F-33

4. We note your disclosure that your Level 3 debt securities primarily consist of preferred stock investments in privately held companies without readily determinable market values. Your disclosure also states that unobservable inputs used in the models are significant to the fair values of the assets and typically reflect management's estimates of assumptions that market participants would use in pricing the asset. Please revise your disclosure to provide quantitative information about the significant unobservable inputs used in the fair value measurement as required by ASC 820-10-50-2(bbb). Furthermore, we note your disclosure that an increase or decrease in any of the unobservable inputs in isolation could result in a significant change in the fair value measurement. In accordance with ASC 820-10-50-2(g), revise this disclosure to provide a narrative description of the sensitivity or uncertainty of the fair value measurement, specifically describing each of the significant unobservable inputs and describing any of the interrelationships between those inputs and other unobservable inputs.
Assets Measured on a Non-Recurring Basis
Non-Marketable Equity Securities, page F-36

5. We note your disclosure of unrealized gains and losses from remeasurement recorded in other income (expense), which includes your upward adjustments of $2.0 billion for the year ended December 31, 2018. Your disclosure states that the remeasurement was based on the selling price of newly issued shares of similar preferred stock to new investors using the common stock equivalent method and adjusted for differences in conversion rights. Please tell us when this transaction occurred and please quantify and describe to us how you determined the adjustments for differences in conversion rights. Additionally,
 Dara Khosrowshahi
Uber Technologies, Inc.
April 9, 2019
Page 3
         tell us whether you identified any other differences in rights and obligations, such as voting rights and distribution rights and preferences, between the securities held by you and the newly issued shares of similar preferred stock. If so, tell us how these differences were considered in the valuation measurement.
Note 11 - Income Taxes, page F-59

6. We note your reconciliation of the statutory tax rate to your effective tax rate. Please expand your disclosure to provide further underlying details for the line item "entity restructuring."
7. Additionally, footnote (1) to the rate reconciliation indicates the foreign rate differential in
         2018 is primarily driven by the gains on divestitures. Please quantify the impact of the gains on the foreign rate differential. To the extent the impact of the gains exceeds the 5%
         disclosure threshold in Rule 4-08(h)(2) of Regulation S-X, please revise to disclose this as a separate reconciling item.
Note 13 - Segment Information, page F-66

8. In your response to prior comment 2 in your response letter dated April 1, 2019, you indicate weekly and bi-weekly meetings are held with the CODM's direct reports. Please confirm if the CODM holds any meetings with regional and/or product leaders for
         Ridesharing and Eats that do not directly report to the CODM. If so, tell us the frequency in which they occur and if profitability information is provided in such meetings, either verbally or in writing, and the nature of such information.
9. Please tell us your basis for presenting "adjusted net revenue" and how it complies with
         ASC 280.
Note 19 - Divestitures
Uber Russia/CIS, page F-79

10. We note your disclosure that in connection with the divestiture of Uber Russia/CIS during the year ended December 31, 2018, you determined that the fair value of the investment received was $1.4 billion, and included a basis difference of $908 million related to the difference between the cost of the investment and the proportionate share of the net assets
FirstName LastNameDara Khosrowshahi
       of MLU B.V. Please tell us the methodology used to determine the fair value of this
Comapany NameUber describe the significant unobservable inputs used in the initial fair value investment and Technologies, Inc.
       measurement.
April 9, 2019 Page 3
FirstName LastName
 Dara Khosrowshahi
FirstName LastNameDara Khosrowshahi
Uber Technologies, Inc.
Comapany NameUber Technologies, Inc.
April 9, 2019
Page 9,
April 4 2019 Page 4
FirstName LastName
       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams,
Attorney-Advisor, at (202) 551-3217 or Anne Nguyen Parker, Assistant Director, at (202) 551-
3611 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:      Dave Peinsipp, Esq.